Publication pursuant to § 43 para. 2 in conjunction with § 40 WpHG

Deutsche Balaton AG, Heidelberg, informed Biofrontera AG on 6 March 2018, with reference to an older announcement pursuant to § 27a WpHG (German Securities Trading Act) dated 24 May 2016, that the objectives pursued by Wilhelm K. T. Zours and DELPHI Unternehmensberatung Aktiengesellschaft with the investment have changed in part. In accordance with § 43 para. 1 sentence 2 WpHG the following has been notified:

With regard to the disclosures in accordance with section 43 para. 1 sentence 3 no. 2 WpHG, the following amendment has been made: The acquisition of further voting rights is intended, if possible at reasonable prices.

With regard to the disclosures in accordance with section 43 para 1 sentence 3 no. 3 WpHG, the following now applies: Mr. Zours and DELPHI Unternehmensberatung Aktiengesellschaft wish to change the composition of the Management Board and Supervisory Board. Mr. Zours and DELPHI Unternehmensberatung Aktiengesellschaft are seeking to dismiss Thomas Schaffer, currently Chief Financial Officer of the company, as a member of the Management Board. In addition, Mr. Zours and DELPHI Unternehmensberatung Aktiengesellschaft are also in favor of changing the positions among the remaining members of the Management Board to the effect that the current Chairman of the Management Board, Prof. Dr. Hermann Lübbert, will be appointed as a member of the Management Board with responsibility for research, development and approvals and will no longer be the Chairman of the Management Board. It is intended that the Supervisory Board appoints a new Chairman of the Management Board. Furthermore, it is the intention of Mr. Zours and DELPHI Unternehmensberatung Aktiengesellschaft to appoint a new Chairman of the Supervisory Board and to amend the composition of the Supervisory Board as follows: a) resignation of Dr. Granzer from the chairmanship of the Supervisory Board, b) resignation of Mr. Baumann from the Supervisory Board, c) resignation of Mr. Borer from the Supervisory Board and d) replacement of Mr. Reeth by a shareholder from the free float.